Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Appointment of Chief Operational Officer

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with Paragraph 4 of Article 157 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02 and in addition to the Notice to the Market disclosed by the Company on September 5, 2019, hereby informs its shareholders and the market in general that, after hearing the 7th Corporate Court of Rio de Janeiro and the Public Prosecutor’s Office of Rio de Janeiro, Oi’s Board of Directors elected Mr. Rodrigo Modesto de Abreu on this date to hold the position of Executive Officer, without specific designation, to act as Chief Operational Officer – COO, reporting to the Chief Executive Officer of the Company.

Born in April 1969, Mr. Abreu had served as the Chief Executive Officer of Quod - Gestora de Inteligência de Crédito S.A., a financial database management company incorporated by the five largest Brazilian banks, since July 2017. He also served as a Managing Partner at Giau Consultoria Empresarial Ltda., a business management consulting company; member of the Board of Directors of Vogel Soluções em Telecomunicações e Informática S.A., a fiber optic telecommunications operator; and Chief Executive Officer of TIM Participações S.A. (a publicly held company where he was also a member of the Board of Directors) and TIM Celular S.A., telecommunications operators. He was also Corporate VP and President of Cisco Systems do Brasil, an IT company, Managing Director of Cisco Systems for Northern Latin America and the Caribbean, President of Nortel Networks do Brasil, a telecommunications equipment company, and Chief Executive Officer of Promon Tecnologia Ltda., a technology services company, having started his career at the Promon Group. Mr. Abreu graduated with a Bachelor’s Degree in Electrical Engineering from the State University of Campinas (UNICAMP) in 1991 and holds an MBA in General Management from the Stanford Graduate School of Business in 2000.

As a result of his election and investiture as Executive Officer of Oi, Mr. Rodrigo Abreu resigned on this date from his position as member of the Company’s Board of Directors, to which he had been elected on September 17, 2018, and also left the position as coordinator of the Transformation, Strategy and Investments Committee, which he had occupied since the creation of such advisory committee to the Board on July 12, 2019.

As COO, Mr. Abreu will be responsible for managing the Company's core business, covering the areas of planning and operational performance, network management center, logistics and sales and operations planning, infrastructure, client services, engineering, systems, digital, customer service, planning and quality, retail and business, retail and business sales, customer relations, corporate, retail and business marketing, ombudsman and support.

Rio de Janeiro, September 20, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer